FMR LLC 245 Summer Street Boston MA 02210 401 292-4709

VIA EDGAR AND EMAIL

April 13, 2022

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:	Fidelity Investments Life Insurance Company (“FILI”)
Fidelity Investments Variable Life Account I (the “Registrant”)
Post-Effective Amendment to Form N-6 Registration Statement
File Nos. 333-103174 and 811-05258 (the “Registration Statement”)

Dear Mr. Oh:

The following correspondence is in response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on March 2, 2022, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC on January 12, 2022. We are also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. Each of the Staff’s comments are listed below, followed by our response to each comment. Please note we have also made certain other changes that are designed to address the spirit of the Staff’s comments and to promote overall investor comprehension.

Very truly yours,

Dawn Checrallah

Senior Compliance Advisor

Fidelity Investments Life Insurance Company

FACING SHEET

1.	Staff Comment:

Add the 1940 Act number at the top of the facing sheet.

Response: Comment complied with - see tracked changes on facing sheet.

PROSPECTUS

2.	Staff Comment: PAGE 1. Remove the word “Effective” prior to 4/30/22 date.

Response:	Comment complied with - see tracked changes on page 1.

3.	Staff Comment: PAGE 1. Add the word “individual” to the product’s name.

Response: Comment complied with – see tracked changes on page 1.

4.	Staff Comment: PAGE 1. Distinguish between the two policies.

Response: Comment complied with – see tracked changes on page 1.

5.	Staff Comment: Add page numbers to the “Table of Contents” pages.

Response: Page numbers will be added to the Table of Contents pages in the final version of the registration statement that is filed with the SEC.

6.	Staff Comment: GENERAL COMMENT. Confirm that disclosure pursuant to N-6, Item 16. Legal Proceedings is included in the Prospectus.

Response: The title of section 2(c) has been changed from “Litigation” to “Legal Proceedings”. We have also updated the disclosure included in 2(c) to comply with what is required by Item 16 of N-6.

7.	Staff Comment: GLOSSARY. Within the definition of Fixed Account, state the minimum guaranteed rate.

Response: Comment complied with – see tracked changes.

8.	Staff Comment: GLOSSARY. Delete the “Free Look Period” definition.

Response: Comment complied with – see tracked changes.

9.	Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “FEES AND EXPENSES”. Add content describing the State Tax Charge.

Response: Comment complied with – see tracked changes.

10.

Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “FEES AND EXPENSES”. Where “Policy Schedule Page” is used in the Prospectus, confirm it has the same meaning as “Specification Page” as used by Form N-6.

Response: We have confirmed that the reference to the “Policy Schedule Page” in our Prospectus has the same meaning as “Specification Page” as used by Form N-6.

11.	Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “NOT A SHORT-TERM INVESTMENT”. Provide a brief explanation per Instruction 3(b) to Item 2.

Response: Comment completed with - see tracked changes.

12.

Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “INSURANCE COMPANY RISKS”. Remove “Fidelity Investments Life Insurance Company” and replace with FILI. Also, add the following: “An investment in the policy is subject to the risk related to the depositor.”

Response: Comments complied with - see tracked changes.

13.

Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “RISK OF POLICY LAPSE”. Change “Risk of Policy Lapse” to “Policy Lapse” and add disclosure as to whether or not there are costs associated with reinstating a lapsed policy, per Instruction 3(e) to Item 2.

Response: Comment complied with - see tracked changes.

14.	Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “INVESTMENTS”.
-	1ST bullet, supplementally confirm all state specific variations and intermediary specific variations are disclosed, per Item 8A.
-	Last bullet, replace “mutual fund” with “Fund”.

Response: Comments complied with - see tracked changes. Also, we confirm all material state variations and intermediary specific variations are disclosed in the prospectus.

15.	Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “TAX IMPLICATIONS”.
-	2nd bullet of the 2nd sentence, revise sentence in the affirmative

-	add disclosure that there are no additional tax benefits if you purchase the Policy through a tax-qualified plan or an IRA, per Instruction 5 to Item 2.

Response: We revised the 2nd sentence of the 2nd bullet – see tracked changes. Since this Policy could not be purchased through a tax-qualified plan or individual retirement account, we did not add disclosure about the lack of additional tax benefits.

16.

Staff Comment: IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY, “INVESTMENT PROFESSIONAL COMPENSATION”. Update language by removing “conflict of interest” and replace with “financial incentive”.

Response: Comment complied with - see tracked changes.

17.	Staff Comment: OVERVIEW OF THE POLICY, “BRIEF DESCRIPTION OF THE POLICY”. In the first paragraph, remove “Fidelity Investments Life Insurance Company” and replace with “FILI”.

Response: Comment complied with - see tracked changes.

18.	Staff Comment: OVERVIEW OF THE POLICY, “POLICY FEATURES - INVESTMENT CHOICES”. Bold the following sentence “Information about the Funds is provided in Appendix A: Funds available Under the Policy.”

Response: Comment complied with - see tracked changes.

19.	Staff Comment: FEE TABLES, “TRANSACTION FEES”.

•	Bold the two introductory paragraphs

•	Update 2nd paragraph to be consistent with how transfer or exchanges are described in other parts of the prospectus.

•	Create a table for Transactions Fees

•	Under Transaction Fees, switch the order between the State Tax Charge and the Sales Charges

•	Update the description of “Exchange Fees” to “Upon Investment Option Exchanges after the first 12 business days of transfers”.

Response: Comments complied with - see tracked changes.

20.	Staff Comment: FEE TABLES, “SINGLE LIFE POLICY PERIODIC CHARGES” and “SURVIVORSHIP LIFE POLICY PERIODIC CHARGES”.

•	Remove parentheticals around “Other than the fund expenses

•	Replace “Base Contract” with “Base Policy”

•	Cost of Insurance” – “Representative Insureds”: Confirm that the ages listed comply with Instruction 3(b) to Item 4.

•	“POLICY LOAN INTEREST RATES” row

•	Delete “Loans are optional”

•	Change “Annual Rates” to “Annually”

•	Confirm charge quoted is the maximum charge and disclose basis of charge

•	The footnote that begins “Net Amount at Risk is the Death Benefit less…” should be moved so it is a stand-alone footnote, not part of another footnote.

Response: We have incorporated all of the above comments in both the Single Life and Survivorship Life Periodic Charges tables – see tracked changes. In addition, we have confirmed with our actuarial department that the ages used for the Representative Insured comply with Instruction 3(b) to Item 4.

21.	“Mortality and Expense Risk Charge” row”

(a)	Confirm charges quoted are the maximum charges

(b)	Move “Years 21+: 0.40%” to a footnote, per Instruction 1(f) to Item 4.

Response: We have confirmed that the Mortality and Expense Risk Charges are the maximum charges. We would prefer to leave the 0.40% fee within the table itself, as we feel this is material information.

22.	Staff Comment: FEE TABLES, “SURVIVORSHIP LIFE POLICY PERIODIC CHARGES”

•	Unit Charge – confirm this charge is not based on the characteristics of the Insured

•	Unit Charge - under the “Amount Deducted” column move the maximum charge so it comes before the current charge.

•	OPTIONAL BENEFIT CHARGES - Delete “Estate Protection Rider”.

Response: Comments complied with – see tracked changes. In addition, we have confirmed with our actuarial department that the Unit Charge is not based on the characteristics of the Insured.

23.	Staff Comment: FEE TABLES, “ANNUAL FUND EXPENSES” table. Remove the word “current” from the 1st sentence of the introductory paragraph above the table.

Response: Comment complied with – see tracked change.

24.	Staff Comment: Section 1. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

•	Policy Lapse - If there are charges associated with reinstatements, then this should be stated.

Response: Comment complied with – see tracked changes.

•	Tax Risks – Revise the 2nd sentence as it is currently a double negative.

Response: Comment complied with - see tracked changes.

•	Tax Risks - Confirm accuracy of entirety of 2nd paragraph starting with the 2nd sentence.

Response: We have confirmed the paragraph is accurate.

•	Replacement of a Policy – Delete this section and move it to another part of the prospectus

Response: We deleted this section but didn’t move it to another location because we determined that virtually the same language is already disclosed in the Key Information Table (within table, see “CONFLICTS OF INTEREST” – “Exchanges”).

•	Potential Harmful Fund Transfer Activity - Update “mutual funds” to “Funds” in the first sentence.

Response: Comment complied with – see tracked changes

25.	Staff Comment: Section 2(b). WHERE TO FIND MORE INFORMATION ON THE FUNDS. The first sentence should also refer to “subadvisers”.

Response: Comment complied with – see tracked changes.

26.

Staff Comment: SECTION 4. CHARGES AND OTHER DEDUCTIONS. In the introductory paragraph, explain which charges apply to a Single Life Policy, which apply to a Survivorship Life Policy, and which apply to both. If a charge applies to both types but is calculated differently, please explain the differences in the description of the charge.

Response: Comment complied with – see tracked changes.

27.	Staff Comment: SECTION 4. CHARGES AND OTHER DEDUCTIONS.

•	Where is the discussion of Loan charges?

Response: See new section 4(e) that has been added.

•	Add disclosure describing commissions paid to dealers, if applicable.

Response: Item 7(b) of N-6 is not applicable to this Policy.

28.	Staff Comment: SECTION 4(c). MONTHLY DEDUCTION. The “Cost of Insurance Rates” section should also explain any differences in how it is calculated for a Survivorship Life Policy.

Response: Comment complied with - see tracked changes.

29.	Staff Comment: SECTION 4(g). FUND EXPENSES. Add “and the prospectuses for those Funds”.

Response: Comment complied with – see tracked changes.

30.

Staff Comment: SECTION 5(c). POLICY ACCOUNT VALUES AND INVESTMENT OPTIONS VALUES. Briefly explain how the investment performance of the Funds, expenses, and deduction of charges affect contract values and standard death benefits, per Item 10(c).

Response: We direct your attention to the following content that appears as the last paragraph of 5(c) in the prospectus. We have added to this paragraph the underlined sentence, referring the reader to section 6(b) for more details.

The investment performance of the Investment Options and underlying Funds, Policy expenses and deduction of charges will affect your Policy Account Value and Cash Surrender Value, and may also affect the amount of your Death Benefit. See 6(b). Setting the Death Benefit at Purchase. You bear the entire investment risk for amounts you allocate to the Investment Options. You should periodically review your allocation strategy in light of market conditions and your overall financial objectives.

31.	Staff Comment: SECTION 6(a). OVERVIEW OF DEATH BENEFIT. Briefly explain in the last sentence how the Children’s Term Rider continues.

Response: We have added language to the end of this paragraph referring the reader to section 7(b) of the prospectus for details. In addition, we have added to the Children’s Term Rider description in 7(b) more details on when this Rider terminates. See tracked changes in 6(a) and 7(b).

32.	Staff Comment: SECTION 7. OTHER BENEFITS AVAILABLE UNDER THE POLICY.

•	Create a separate table for Standard Benefits and a separate table for Optional benefits, or use one table but add a column defining each benefit as Standard or Optional

•	Within table, update the descriptions of Single Life Total Disability Riders to clarify they could not be elected together and disclose “Not available in PA”.

•	Remove the policy form numbers under “Accelerated Benefit” and “Children’s Term Rider”.

•	Add the following language to “Accelerated Benefit”: “Receipt of Accelerated Benefits may have tax consequences”

•	Add Dollar Cost Averaging and Auto-Rebalancing as standard benefits

Response: Comments complied with - see tracked changes.

33.

Staff Comment: SECTION 9. THE FIXED ACCOUNT. Remove the following from the 1st paragraph: “and FILI has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account.”

Response: Comment complied with - see tracked changes.

34.	Staff Comment: SECTION 12(b). VOTING RIGHTS. Update by adding “As a result of proportional voting, the votes of a small number of contract owners could determine the outcome of a shareholder vote”.

Response: Comment complied with - see tracked changes.

35.	Staff Comment: SECTION 12(c). CHANGES IN INVESTMENT OPTIONS. Disclose who would have to approve, pursuant to Item 8(d)2.

Response: Comment complied with - see tracked changes.

36.	Staff Comment: APPENDIX A: FUNDS AVAILABLE UNDER THE POLICY.

•	Move first footnote below the table into “The Funds” section of the prospectus

•	Remove VIP and Morgan Stanley footnotes and define each of them where they first appear in table

•	Add a footnote for funds that have expense reimbursements

Response: Comments complied with - see tracked changes.

37.	Staff Comment: LAST PAGE OF PROSPECTUS. Confirm Edgar contract identifier is in a type size smaller than that generally used in the prospectus.

Response: We have confirmed that the type size of the Edgar contract identifier is smaller than that generally used in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

38.	Staff Comment: PAGE 1. Update “Contract” to “Policy”

Response: Comment complied with – see tracked changes.

39.

Staff Comment: GENERAL INFORMATION AND HISTORY. Add the jurisdiction where the separate account was established. Add disclosure that it is also a separate account defined under the federal securities laws.

Response:	Comment complied with – see tracked changes.

40.

Staff Comment: GENERAL COMMENT. Where services described in Item 22(b) and 22(c)(4) of Form N-6 are provided to the Registrant, disclose the information required by N-6, which should include the total dollar amounts paid and by whom for the past three years.

Response:

•

22(b) of N-6 is not applicable to this registration statement as the Registrant has not entered into any material management-related services that would of interest to a purchaser of the Registrant’s securities and under which services are provided to it.

•

22(c)(4) of N-6 is not applicable to this registration statement as an affiliated person of the Registrant or the Depositor, or an affiliated person of such an affiliated person, does not act as administrative or servicing agent for the Registrant.

41.	Staff Comment: UNDERWRITERS. Explain how FBS and FIA are affiliated per Item 25A.

Response: Comment complied with – see tracked changes.

42.

Staff Comment: UNDERWRITING. Disclose the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the Registrant’s last three fiscal years.

Response: We have confirmed no underwriting commissions were paid to or retained by the principal underwriter related to sales of policies of the Registrant for the past three fiscal years.

43.	Staff Comment: GENERAL COMMENT. Briefly identify underwriting procedures used in connection with the Policy, per Item 26(c).

Response: Comment complied with – see new section titled “Underwriting A Policy”.

44.	Staff Comment: FINANCIAL STATEMENTS. The last sentence related to SEC Rule 12h-7 may not be needed. Please research and clarify in your response.

Response: Upon further review we have removed that statement from all of our registrations.

PART C OTHER INFORMATION

45.	Staff Comment: Item 30. Remove “Form of” from Participation Agreements.

Response: Comment complied with – see tracked changes.

46.	Staff Comment: Item 32. The citation must include a hyperlink to the required information.

Response: We are physically unable to hyperlink to Edgar due to the age of the document.

47.	Staff Comment: LOCATION OF ACCOUNTS AND RECORDS. If this information is included in Form N-CEN, it is not needed here.

Response: Your comment is noted.

48.	Staff Comment: FEE REPRESENTATION.

Include “offered by FILI under this registration statement” in line 2.

Response: Comment complied with – see tracked changes.

49.

Staff Comment: SIGNATURES. Refer to Form N-4. The page submitted only has the Depositor, through its Secretary, signing on behalf of the Registrant. Another signature block is required so that the registration statement is also signed by the Secretary on behalf of the Depositor.

Response:	Comment complied with – see tracked changes.

50.

Staff Comment: SIGNATURES. Per 483(b) of the 1933 Act, since an officer is signing the registration statement on behalf of the Registrant pursuant to a power of attorney, copies of the resolution of the Registrant’s board of directors authorizing such signature must be filed as an exhibit to the registration statement.

Response: The required board resolution will be filed as an exhibit upon amendment.